PRICING SUPPLEMENT NO. 3 dated November 1, 2004 to Prospectus Supplement dated June 2, 2004 and Prospectus dated June 2, 2004	Pursuant to Rule 424(b)(3) Registration No. 333-112973

U.S. $2,000,000,000
Eksportfinans ASA
Medium-Term Notes
Due Nine Months or More From the Date of Issue

     This document is a pricing supplement. This pricing supplement provides specific pricing information in connection with this issuance of notes. Prospective investors should read this pricing supplement together with the prospectus supplement dated June 2, 2004 and the prospectus dated June 2, 2004 for a description of the specific terms and conditions of the particular issuance of notes. This pricing supplement amends and supersedes the prospectus supplement and the accompanying prospectus to the extent that the information provided in this pricing supplement is different from the terms set forth in the prospectus supplement and the accompanying prospectus.

Issuer: Specified currency:	Eksportfinans ASA U.S. Dollars
Principal amount:	$125,000,000.00
CUSIP No.:	28264QAL8
Common Code:	Not applicable
ISIN:	Not applicable

	Price to	Discounts and	Proceeds to us
	Public	Commissions	(before expenses)
Per note:	100%	0%	100%
Total:	$125,000,000.00	$0	$125,000,000.00

Agent:	Credit Suisse First Boston LLC
11 Madison Avenue New York, New York 10010 Attn: Short-term Products Group Telephone No.: (212) 325-7198 Facsimile No.: (212) 743-5825

The agent may make sales through its affiliates or selling agents.

Agent acting in the capacity as:	Principal
Trade date:	November 1, 2004
Original issue date:	November 15, 2004
Maturity date:	November 15, 2019
Indexed note:	No

Asset linked note:	No
Amortizing note:	No
Amortization schedule:	Not Applicable
Original issue discount:	No
Zero coupon:	No
Exchangeable:	No
Fixed rate note:	Yes: 5.2625% per annum
Floating rate note:	No
Interest payment date:	Interest payment dates shall be May 15 and November 15 commencing May 15, 2005.
Business Day convention:	If the maturity date or any interest payment date falls on a day which is not a Business Day in New York and London, such interest payment date shall be postponed to the next day which is a Business Day in New York and London unless it would thereby fall into the next calendar month, in which event such interest payment date shall be brought forward to the immediately preceding Business Day in New York and London, provided that no adjustment in respect of accrued interest shall be made to reflect any adjustment to an interest payment date in accordance with the foregoing.
Day count convention:	30/360
Grace period adjustment:	Events of default are modified such that it will be an event of default if there is a failure to pay principal, premium or interest on the notes when due, and such default continues for a period of seven days
Optional early redemption (call):	Eksportfinans has the right to redeem the notes at a redemption price of 100% on November 15, 2007 by giving no less than five Business Days’ notice
Tax redemption:	Not Applicable
Extension of maturity:	Not Applicable
Optional repayment date(s):	Not Applicable
Optional repayment price(s):	Not Applicable
Additional amounts payable:	Yes
Authorized denominations:	$1,000 and integral multiples thereof
Renewable note:	No

Form of notes:	Book-Entry
Listing:	None
Issuer rating:	Aaa/AA+/AAA

     Capitalized terms used herein without definition have the meanings ascribed to them in the prospectus supplement and accompanying prospectus.

Supplemental plan of distribution

     The notes are being purchased by Credit Suisse First Boston LLC (the agent) as principal, pursuant to a terms agreement dated as of November 1, 2004 between the agent and us. For purposes of Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, November 15, 2004 shall be the date for payment of funds and delivery of securities for all of the securities sold pursuant to the offering.

     The gross proceeds to us will be the principal amount of the notes. The agent has agreed to pay our out-of-pocket expenses of the issue of the notes.

     From time to time, the agent and its affiliates have, and in the future may, engage in transactions with and perform services for us for which they have been, and may be, paid customary fees. In particular, an affiliate of the agent is our swap counterparty for a hedge of our obligation under the notes.

Taxation

     The following discussion supplements and should be read in conjunction with the discussion in the accompanying prospectus supplement and prospectus under “Taxation in the United States”. This summary does not address all U.S. Federal income tax matters that may be relevant to a particular prospective holder. For U.S. Federal income tax purposes, interest on the notes received by a U.S. holder will be treated as foreign source income for the purposes of calculating that holder’s foreign tax credit limitation. The limitation on foreign taxes eligible for the U.S. foreign tax credit is calculated separately with respect to specific classes of income. Under recently enacted U.S. tax legislation, the various classes of income baskets available for calculating a U.S. holder’s foreign tax credit will be reduced after December 31, 2006. The rules relating to foreign tax credits and the timing thereof are complex. U.S. holders should consult their own tax advisers regarding the availability of a foreign tax credit under their particular situation. Prospective purchasers should review the “Taxation in the United States” section in the prospectus supplement and the accompanying prospectus for a further discussion of the U.S. Federal income tax considerations and consult their tax advisers as to the consequences of acquiring, holding and disposing of notes under the tax laws of the country of which they are resident for tax purposes as well as under the laws of any state, local or foreign jurisdiction.

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